AMENDING AGREEMENT

THIS AGREEMENT made effective as of the 13th day of February, 2008.

AMONG:

HAWTHORNE GOLD CORP., a corporation existing under the laws of the Province of British Columbia with a registered and records office at 1500 – 1055 West Georgia Street, Vancouver, BC  V6E 4N7

(“Hawthorne”)

OF THE FIRST PART

AND:

0811381 B.C. LTD., a corporation existing under the laws of the Province of British Columbia with a registered and records office at 1500 – 1055 West Georgia Street, Vancouver, BC  V6E 4N7

(“Hawthorne Subco”)

OF THE SECOND PART

AND:

CUSAC GOLD MINES LTD., a corporation existing under the laws of the Province of British Columbia and having an office for business at 1600 – 409 Granville Street, Vancouver, BC  V6C 1T2

(“Cusac”)

OF THE THIRD PART

WHEREAS:

(A)

the parties hereto entered into an arrangement agreement dated effective December 18, 2007 pursuant to which, and subject to the terms thereof, Hawthorne agreed to acquire Cusac pursuant to a statutory plan of arrangement (the “Arrangement Agreement”);

(B)

§7.1 of the Arrangement Agreement provides that such agreement may be amended by an agreement in writing signed by the parties thereto;

(C)

the parties hereto wish to amend the terms of the Arrangement Agreement in the manner set forth herein;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto agree to amend the Arrangement Agreement as follows:

1.

In this Amending Agreement capitalized terms not otherwise defined herein will have the meaning given to them in the Arrangement Agreement.

2.

§1.1 of the Arrangement Agreement is amended by adding the following definitions:

“ “Code” means the United States Internal revenue Code of 1986, as amended; and

  “U.S.” means the United States of America.”

3.

Part 8 of the Arrangement Agreement is amended by adding the following text after §8.12:

“US Tax Matters

8.13

The Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code and this Agreement and the Plan of Arrangement are intended to be a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the Code.  Each of the Parties agree to treat the Arrangement as a reorganization within the meaning of Section 368(a) of the Code for all U.S. federal income tax purposes, and agrees to treat the Arrangement Agreement and this Plan of Arrangement as a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the Code, and to not take any position on any tax return or otherwise take any tax reporting position inconsistent with such treatment, unless otherwise required by a “determination” within the meaning of Section 1313 of the Code that such treatment is not correct.  Each of the Parties agree to act in a manner that is consistent with the intention of the Parties that the Arrangement be treated as a reorganization within the meaning of Section 368(a) of the Code for all U.S. federal income tax purposes.”

4.

Schedule A of the Arrangement Agreement is hereby deleted in its entirety and replaced with Schedule A hereto.

5.

The Arrangement Agreement as amended hereby, is in all other respects, ratified, confirmed and approved.

6.

This Amending Agreement may be executed in as many counterparts as may be necessary or by facsimile and each such counterpart or facsimile so executed are deemed to be an original and such counterparts and facsimile copies together will constitute one and the same instrument.

IN WITNESS WHEREOF, this Amending Agreement has been executed by the parties hereto on the day and year first above written.

HAWTHORNE GOLD CORP.

Per:

/s/ “Patrick McGrath”
Authorized Signatory

0811381 B.C. LTD.

Per:

/s/ “Richard Barclay”
Authorized Signatory

CUSAC GOLD MINES LTD.

Per:

/s/ “David H. Brett”
Authorized Signatory

SCHEDULE A

***

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PLAN OF ARRANGEMENT

UNDER SECTION 288 OF THE

BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

PART 1
DEFINITIONS AND INTERPRETATION

Definitions

1.1

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized will have the meanings ascribed to them below:

(a)

“ABG” means American Bonanza Gold Corp., a corporation existing under the laws of the Province of British Columbia;

(b)

“ABG Option Agreement” means the option agreement between Cusac and ABG dated June 7, 2007 pursuant to which ABG granted Cusac the option to acquire a 100% interests in and to certain mineral claims located at the Taurus Property;

(c)

“affiliate” will have the meaning ascribed to such term under the BCBCA but will not include Hawthorne Subco;

(d)

“Amalgamating Companies” means Hawthorne Subco and Cusac collectively;

(e)

“Amalgamation” means the amalgamation of the Amalgamating Companies as contemplated by this Plan of Arrangement;

(f)

“Amalgamation Application” means the Form 13 Amalgamation Application which is required to be filed with the Registrar along with the Final Order and the Plan of Arrangement in order to effect the Amalgamation under the BCBCA;

(g)

“Arrangement” means the arrangement under the provisions of Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendment or supplement hereto made in accordance with the Arrangement Agreement, the provisions hereof or at the direction of the Court in the Final Order;

(h)

“Arrangement Agreement” means the arrangement agreement dated as of December 18, 2007 between Hawthorne, Hawthorne Subco and Cusac, as amended or supplemented prior to the Effective Date, entered into in connection with the Arrangement;

(i)

“BCBCA” means the Business Corporations Act (British Columbia);

(j)

“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday in Vancouver, British Columbia;

(k)

“Certificate of Amalgamation” means the certificate evidencing the Amalgamation issued under the BCBCA;

(l)

“Common Shares” means the common shares in the authorized share structure of the Corporation;

(m)

“Conversion Price” has the meaning ascribed thereto in §3.1(c);

(n)

“Converted Hawthone Security” has the meaning ascribed thereto in §3.1(b) hereof;

(o)

“Converted Hawthone Security Exercise Price” has the meaning ascribed thereto in §3.1(b) hereof;

(p)

“Corporation” means the company resulting from the Amalgamation;

(q)

“Court” means the Supreme Court of British Columbia;

(r)

“Cusac” means Cusac Gold Mines Ltd., a company existing under the BCBCA;

(s)

“Cusac Common Shares” means the issued and outstanding common shares in the authorized share structure of Cusac;

(t)

“Cusac Convertible Securities” means the Cusac Warrants and the Cusac Options;

(u)

“Cusac Debentureholder Approval” means approval of the Cusac Debenture Holder Resolution by a majority in number and at least 75% in value of the votes cast on the Cusac Debenture Holder Resolution by the Cusac Debentureholders present in person or by proxy at the Cusac Debentureholder Meeting;

(v)

“Cusac Debentureholder Meeting” means the special meeting, including any adjournment or postponement thereof, of the Cusac Debentureholders held to consider and approve the Arrangement;

(w)

“Cusac Debentureholder Meeting Date” means the date of the Cusac Debentureholder Meeting;

(x)

“Cusac Debentureholder Resolution” means the extraordinary resolution of the Cusac Debentureholders to approve the Arrangement, the Arrangement Agreement, and the release of the Cusac Debtureholders’ the security interests in the ABG Option Agreement and the Taurus Property;

(y)

“Cusac Debentureholders” means, at any time, the holders of Cusac Debentures at that time;

(z)

“Cusac Debentures” means all of the debentures issued by Cusac pursuant to a trust indenture dated May 31, 2006 between Cusac and Computershare Trust Company of Canada;

(aa)

“Cusac Meetings” means the Cusac Shareholder meeting and the Cusac Debentureholder Meeting;

(bb)

“Cusac Options” means the outstanding options of Cusac, as at the date hereof, to purchase an aggregate of 3,470,000 Cusac Common Shares as further described in Schedule “B” to the Arrangement Agreement;

(cc)

“Cusac Shareholder Approval” means approval of the Cusac Shareholder Resolution by a majority in number and at least 66 2/3% in value of the votes cast on the Cusac Shareholder Resolution by the holders of Cusac Common Shares present in person or by proxy at the Cusac Shareholder Meeting;

(dd)

“Cusac Shareholder Meeting” means the general meeting, including any adjournment or postponement thereof, of the holders of Cusac Common Shares held to consider and approve, among other things, the Arrangement;

(ee)

“Cusac Shareholder Meeting Date” means the date of the Cusac Shareholder Meeting;

(ff)

“Cusac Shareholder Resolution” means the special resolution of the Cusac Shareholders to approve the Arrangement and the Arrangement Agreement;

(gg)

“Cusac Warrants” means the outstanding warrants of Cusac, as at the date hereof, to purchase an aggregate of 3,607,969 Cusac Common Shares as further described in Schedule “B” to the Arrangement Agreement;

(hh)

“Depositary” means Pacific Corporate Trust Company or any other trust company, bank or financial institution agreed to in writing between Cusac and Hawthorne for the purpose of exchanging certificates representing Cusac Common Shares for Hawthorne Common Shares in connection with the Arrangement;

(ii)

“Dissent Procedures” means the procedures set forth in Division 2 of Part 8 of the BCBCA required to be taken by a registered holder of Cusac Common Shares pursuant to §5.1 of this Plan of Arrangement to exercise the holder’s right of dissent in connection with the Arrangement, as modified by parts hereof, the Interim Order and the Final Order;

(jj)

“Dissenting Shareholders” means the registered holders of Cusac Common Shares who dissent in respect of the Arrangement in strict compliance with the Dissent Procedures and who are ultimately entitled to be paid fair value for their Cusac Common Shares;

(kk)

“Effective Date” means the effective date of the Amalgamation set forth in the Certificate of Amalgamation as specified in the Amalgamation Application;

(ll)

“Effective Time” means the effective time of the Amalgamation set forth in the Certificate of Amalgamation as specified in the Amalgamation Application;

(mm)

“Final Order” means the order of the Court approving the Arrangement, including any amendment thereto, pursuant to section 291 of the BCBCA, as, if applicable, varied or affirmed on, if appealed, appeal;

(nn)

“final proscription date” has the meaning ascribed thereto in §6.6;

(oo)

“Former Cusac Debentureholders” means the holders of Cusac Debentures immediately prior to the Effective Time;

(pp)

“Former Cusac Shareholders” means the holders of Cusac Common Shares immediately prior to the Effective Time;

(qq)

“Hawthorne” means Hawthorne Gold Corp., a company existing under the BCBCA;

(rr)

“Hawthorne Common Shares” means the common shares in the authorized share capital of Hawthorne;

(ss)

“Hawthorne Subco” means 0811381 B.C. Ltd., a wholly owned subsidiary of Hawthorne existing under the BCBCA and created solely for the purpose of the Arrangement;

(tt)

“Interim Order” means the interim order of the Court, including any amendment thereto, pursuant to section 291 of the BCBCA made in connection with the Arrangement;

(uu)

“Plan of Arrangement” means this plan of arrangement, as amended, modified or supplemented from time to time in accordance herewith and with any order of the Court;

(vv)

“Proxy Circular” means the management information circular to be prepared by Cusac with the assistance of Hawthorne in respect of the Cusac Meetings;

(ww)

“Registrar” means the Registrar of Companies appointed pursuant to section 400 of the BCBCA;

(xx)

“Share Exchange Ratio” has the meaning ascribed thereto in §3.1(a); and

(yy)

“Taurus Property” means the 46 contiguous mining tenures comprising approximately 2,325 hectares located in the Liard Mining Division, Province of British Columbia, as more fully described in the Schedule “A” to the ABG Option Agreement.

BCBCA Terms

1.2

Words and phrases used and not otherwise defined have the same meaning herein as in the BCBCA unless the context otherwise requires.

Interpretation Not Affected by Headings

1.3

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and will not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

Number, Gender and Persons

1.4

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular includes the plural and vice versa, words importing the use of either gender include both genders and neuter and the word “person” and words importing persons include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

Date for any Action

1.5

If the date on which any action is required to be taken hereunder is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day.

Statutory References

1.6

Each reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

PART 2
ARRANGEMENT AGREEMENT

Arrangement Agreement

2.1

This Plan of Arrangement is made pursuant to and is subject to the Arrangement Agreement.

PART 3
ARRANGEMENT

Arrangement

3.1

On the Effective Date, the following will, subject to §3.2, occur and be deemed to occur in the following chronological order without further act or formality notwithstanding anything contained in any provision attached to any security of Cusac or Hawthorne:

(a)

immediately before the Amalgamation,

(i)

each Cusac Common Share held by Hawthorne or Hawthorne Subco, if any, will be cancelled without any repayment of capital in respect thereof, and

(ii)

each Cusac Common Share held by a Former Cusac Shareholder (other than a Dissenting Shareholder or Hawthorne or Hawthorne Subco) will, subject to §3.4 and Part 5 be exchanged for Hawthorne Common Shares on the basis of one Cusac Common Share for 0.0526 of a Hawthorne Common Share (the “Share Exchange Ratio”), and will be cancelled without any repayment of capital in respect thereof;

(b)

each Cusac Convertible Security outstanding immediately before the Effective Time, whether or not vested, will be exchanged for a warrant or option (a “Converted Hawthorne Security”) to acquire (on the same terms and conditions as were applicable to such Cusac Convertible Security) that number (rounded down to the nearest whole number) of Hawthorne Common Shares determined by multiplying

(i)

the number of Cusac Common Shares subject to such Cusac Convertible Security immediately prior to the Effective Time by

(ii)

the Share Exchange Ratio.

The exercise price per Hawthorne Common Share subject to any such Converted Hawthorne Security (the “Converted Hawthorne Security Exercise Price”) will be the amount (rounded up to the nearest one-hundredth of a cent) equal to the quotient obtained by dividing

(i)

the exercise price per Cusac Common Share subject to such Cusac Convertible Security immediately prior to the Effective Time,

(ii)

the Share Exchange Ratio;

(c)

each outstanding Cusac Debenture will be exchanged for each two dollars of principal and interest owed to the holder thereof at the Effective Time (the “Conversion Price”).  Upon payment of the Conversion Price by Hawthorne to the Former Cusac Debentureholders, the Cusac Debentures will be deemed repaid in full and the Former Cusac Debentureholders will have no further rights thereunder;

(d)

the Amalgamating Companies will be amalgamated under Division 5 of Part 9 of the BCBCA and continue as one company on the following terms and otherwise on the terms set out in this Plan of Arrangement and:

(i)

the Corporation will have, as its notice of articles, the notice of articles contained in the Amalgamation Application, which will be in the form set out as Appendix “A” to this Plan of Arrangement,

(ii)

the Corporation will have, as its articles, the articles attached to this Plan of Arrangement as Appendix “B”, which will be signed by one of the directors of the Corporation identified in §4.5,

(iii)

the Corporation will become capable immediately of exercising the functions of an incorporated company,

(iv)

the shareholders of the Corporation will have the powers and the liability provided in the BCBCA,

(v)

the property, rights and interests of each Amalgamating Corporation will continue to be the property, rights and interests of the Corporation (except amounts receivable from the other Amalgamating Corporation or shares of the capital stock of the other Amalgamating Corporation),

(vi)

the Corporation will continue to be liable for the liabilities and obligations of each Amalgamating Corporation,

(vii)

every existing cause of action, claim or liability to prosecution of an Amalgamating Corporation will be unaffected,

(viii)

every legal proceeding being prosecuted or pending by or against an Amalgamating Corporation may be prosecuted, or its prosecution may be continued, as the case may be, by or against the Corporation, and

(ix)

every conviction against, or ruling, order or judgement in favour of or against, an Amalgamating Corporation may be enforced by or against the Corporation; and

(e)

immediately upon the Amalgamation, each common share of Hawthorne Subco will be exchanged for one Common Share.

Alternative Arrangement

3.2

If Cusac Debentureholder Approval is obtained at the Cusac Debentureholder Meeting, and Cusac Shareholder Approval is not obtained at the Cusac Shareholder Meeting, each outstanding Cusac Debenture will be exchanged by the holder thereof at the Conversion Price.  Upon payment of the Conversion Price by Hawthorne to the Former Cusac Debenture Holders, the Cusac Debentures will be deemed repaid in full and the Form Cusac Debenture Holders will have no further rights thereunder.

Post-Effective Time Procedures

3.3

The following rules shall apply to the issuance and delivery of Hawthorne Common Share Certificates:

(a)

on or promptly after the Effective Date, Hawthorne will deliver or arrange to be delivered to the Depositary certificates representing the Hawthorne Common Shares to be issued to Former Cusac Shareholders and Former Cusac Debentureholders in accordance with §3.1 or §3.2, as the case may be, which certificates will be held by the Depositary as agent and nominee for such Former Cusac Shareholders and Former Cusac Debentureholders for distribution to them and in accordance with the provisions of Part 6 hereof;

(b)

subject to the provisions of Part 6 hereof, Former Cusac Shareholders will be entitled to receive delivery of the certificates representing the Hawthorne Common Shares to which they are entitled pursuant to §3.1(a) hereof and Former Cusac Debentureholders will be entitled to receive delivery of the certificates representing the Hawthorne Common Shares to which they are entitled pursuant to §3.1(d) or §3.2 hereof, as the case may be; and

(c)

Hawthorne and its affiliates will be entitled to receive delivery of the certificates representing the Common Shares to which they are entitled pursuant to §3.1(e) hereof.

No Fractional Hawthorne Common Shares

3.4

No fractional Hawthorne Common Shares will be issued to Former Cusac Shareholders or Former Cusac Debentureholders.  Any fractional number of Hawthorne Common Shares issued in accordance with this Plan of Arrangement will be rounded down to the nearest whole number.

PART 4
THE CORPORATION

Name

4.1

The name of the Corporation will be such numbered company name as may be assigned to the Corporation by the Registrar or such other name as Hawthorne may decide.

Registered Office

4.2

The registered and records office of the Corporation will be 1500 Royal Centre, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, Canada.

Authorized Share Structure

4.3

The authorized share structure of the Corporation will consist of an unlimited number of Common Shares (the “Common Shares”).

Stated Capital

4.4

The Corporation will add to the capital account maintained by the Corporation for the Common Shares an amount equal to the aggregate of the amount of the capital account maintained by Hawthorne Subco in respect of the common shares of Hawthorne Subco immediately prior to the Amalgamation and the amount of the capital account maintained by Cusac in respect of the Cusac Common Shares immediately prior to the Amalgamation (after adjusting for the Cusac Common Shares held by Dissenting Shareholders).

Directors

4.5

The number of directors on the board of directors of the Corporation will, until otherwise changed in accordance with the BCBCA and the articles of the Corporation, be set at two.  The initial directors of the Corporation immediately following the Amalgamation will be the persons whose names and delivery and mailing addresses appear below:

Name	Delivery and Mailing Address
Richard Barclay	c/o Hawthorne Gold Corp. Suite 1818, 701 West Georgia Street Vancouver, British Columbia, V7Y 1C6
Michael Beley	c/o Hawthorne Gold Corp. Suite 1818, 701 West Georgia Street Vancouver, British Columbia, V7Y 1C6

The initial directors will hold office until the next annual meeting of the shareholders of the Corporation or until their successors are elected or appointed.

PART 5
DISSENT PROCEDURES

Dissent Procedures for Holders of Cusac Common Shares

5.1

A holder of Cusac Common Shares may exercise Dissent Procedures with respect to Cusac Common Shares in connection with the Arrangement, provided that, notwithstanding the Dissent Procedures, the written objection to the special resolution to approve the Arrangement contemplated by section 242 of the BCBCA is received by Cusac not later than 5:00 p.m. (Vancouver time) on the Business Day immediately prior to the date of the Cusac Shareholder Meeting and provided further that each such holder who exercises Dissent Procedures and who is ultimately:

(a)

entitled to be paid fair value for the holder’s Cusac Common Shares, (which fair value, notwithstanding anything to the contrary contained in Division 2 of Part 8 of the BCBCA, will be determined as of the close of business on the day before the Final Order becomes effective), will be paid an amount equal to such fair value by the Corporation; and

(b)

not entitled, for any reason, to be paid fair value for the holder’s Cusac Common Shares will be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Cusac Common Shares and will be entitled to receive only the consideration contemplated in §3.1(a) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Procedures, but further provided that in no case will Hawthorne, Hawthorne Subco, Cusac or any other person be required to recognize Dissenting Shareholder as a holder of Cusac Common Shares after the time that is immediately prior to the Amalgamation, and the names of Dissenting Shareholders will be deleted from the central securities register as holders of Cusac Common Shares at the time that is immediately prior to the Amalgamation.

Effect on Cusac Common Shares

5.2

Immediately prior to the Amalgamation, each Cusac Common Share in respect of which Dissent Procedures have been exercised and in respect of which §5.1(a) applies will be cancelled with the Corporation being obliged to pay therefor the amount determined to be payable as set forth in §5.1 above.

PART 6
DELIVERY OF HAWTHORNE COMMON SHARES

Delivery of Hawthorne Common Shares in Exchange for Cusac Common Shares or Cusac Debentures

6.1

The following rules shall apply to the exchange of securities pursuant to the Plan of Arrangement:

(a)

Upon surrender to the Depositary for cancellation of a certificate that immediately prior to the Effective Time represented one or more outstanding Cusac Common Shares that were exchanged for Hawthorne Common Shares in accordance with §3.1 hereof, together with such other documents and instruments as would have been required to effect the transfer of the Cusac Common Shares formerly represented by such certificate under the BCBCA and the articles of Cusac and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder of the Effective Time, a certificate representing that number of Hawthorne Common Shares that the holder is entitled to receive in accordance with §3.3 hereof;

(b)

after the Effective Time and until surrendered for cancellation as contemplated by §6.1(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Cusac Common Shares will be deemed at all times to represent only the right to receive in exchange therefor a certificate representing that number of Hawthorne Common Shares that the holder of such certificate is entitled to receive in accordance with §6.1(a) hereof.

(c)

upon surrender to the Depositary for cancellation of a certificate that immediately prior to the Effective Time represented Cusac Debentures that were exchanged for Hawthorne Common Shares in accordance with §3.1 or §3.2 hereof, together with such other documents and instruments as would have been required to effect the transfer of the Cusac Debentures formerly represented by such certificate under the BCBCA and the articles of Cusac and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary will deliver to such holder following the Effective Time, a certificate representing that number of Hawthorne Common Shares that the holder is entitled to receive in accordance with §3.3 hereof;

(d)

after the Effective Time and until surrendered for cancellation as contemplated by §6.2(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Cusac Debentures will be deemed at all times to represent only the right to receive in exchange therefor a certificate representing that number of Hawthorne Common Shares that the holder of such certificate is entitled to receive in accordance with §6.1(c) hereof.

Lost Certificates

6.2

If certificate that immediately prior to the Effective Time represented one or more outstanding Cusac Common Shares or Cusac Debentures that are to be exchanged for Hawthorne Common Shares in accordance with §3.1 or §3.2 hereof has been lost, stolen or destroyed, upon the holder’s making an affidavit of that fact the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the Hawthorne Common Shares that the holder is entitled to receive in accordance with §3.3 hereof. When authorizing such delivery of a certificate representing the Hawthorne Common Shares that the holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder will, as a condition precedent to the delivery of the Hawthorne Common Shares, give a bond satisfactory to Hawthorne and the Depositary in such amount as Hawthorne and the Depositary may direct, or otherwise indemnify Hawthorne, Hawthorne Subco and the Depositary in a manner satisfactory to Hawthorne and the Depositary, against any claim that may be made against Hawthorne, Hawthorne Subco or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and will otherwise take such actions as may be required by the articles of the Corporation.

Distributions with Respect to Unsurrendered Certificates

6.3

No dividend or other distribution declared or made after the Effective Time with respect to Hawthorne Common Shares with a record date after the Effective Time will be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Cusac Common Shares or Cusac Debentures unless and until the holder of such certificate complied with §6.1 or §6.2 hereof, as applicable.  Subject to applicable law and to §6.4 hereof, at the time of such compliance, there will, in addition to the delivery of a certificate representing the Hawthorne Common Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect such Hawthorne Common Shares.

Withholding Rights

6.4

Hawthorne, Hawthorne Subco and the Depositary will be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former Cusac Shareholder and/or Cusac Debentureholder such amounts as Hawthorne, Hawthorne Subco or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986, as amended, or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended.  Any amount that is so withheld will be treated for all purposes hereof as having been paid to the Former Cusac Shareholder in respect of which such deduction and withholding was made, provided that the withheld amount is actually remitted to the appropriate taxing authority.

Limitation and Proscription

6.5

If a Former Cusac Shareholder or Former Cusac Debentureholder has not complied with the provisions of §6.1 or §6.2 hereof on or before the date that is six years after the Effective Date (the “final proscription date”), then the Hawthorne Common Shares that such Former Cusac Shareholder was entitled to receive will be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Hawthorne Common Shares will be delivered to Hawthorne by the Depositary for cancellation and will be cancelled by Hawthorne, and the interest of the Former Cusac Shareholder or Former Cusac Debentureholder in such Hawthorne Common Shares will be terminated.

PART 7
AMENDMENTS

Amendments to Plan of Arrangement

7.1

The Plan of Arrangement may be amended, as follows:

(a)

Hawthorne and Cusac may amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement is

(i)

set out in writing,

(ii)

agreed to in writing by each of Hawthorne and Cusac,

(iii)

filed with the Court and, if made following the Cusac Shareholder Meeting or the Cusac Debentureholder Meeting , approved by the Court, and

(iv)

communicated to Former Cusac Shareholders and Former Cusac Debentureholders if and as required by the Court;

(b)

any amendment, modification or supplement to this Plan of Arrangement may be proposed by Cusac at any time prior to the Cusac Meetings provided that Hawthorne has consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Cusac Meetings (other than as may be required under the Interim Order), will become part of this Plan of Arrangement for all purposes; and

(c)

any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Cusac Meetings will be effective only if

(i)

it is consented to in writing by each of Hawthorne and Cusac, and

(ii)

if required by the Court, it is consented to by holders of the Cusac Common Shares and the Cusac Debentureholders voting in the manner directed by the Court.

Appendix A

Amalgamation Application

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		Ministry of Finance Corporate and Personal Property Registries www.fin.gov.bc.ca/registries	AMALGAMATION APPLICATION FORM 13 – BC COMPANY Section 275 Business Corporations Act
Telephone: 250 356-8626

DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff.  The Regulation under the Business Corporations Act requires the electronic version of this form to be filed on the Internet at www.corporateonline.gov.bc.ca

Freedom of Information and Protection of Privacy Act (FIPPA)
The personal information requested on this form is made available to the public under the authority of the Business Corporations Act. Questions about how the FIPPA applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431 Stn Prov Govt, Victoria BC  V8W 9V3.

A NAME OF COMPANY – Choose one of the following:
[ ]	The name			is the name
	reserved for the amalgamated company. The name reservation number is:			, OR
[ ]	The company is to be amalgamated with a name created by adding “B.C. Ltd.” after the incorporation number, OR
[ X ]	The amalgamated company is to adopt, as its name, the name of one of the amalgamating companies. The name of the amalgamating company being adopted is:
◆ B.C. Ltd.
	The incorporation number of that company is:		◆
Please note: If you want the name of an amalgamating corporation that is foreign corporation, you must obtain a name approval before completing this amalgamation application.
B AMALGAMATION STATEMENT – Please indicate the statement applicable to this amalgamation.
[ X ]	With Court Approval:

This amalgamation has been approved by the court and a copy of the entered court order approving the amalgamation has been obtained and has been deposited in the records office of each of the amalgamating companies.

OR
[ ]	Without Court Approval:

This amalgamation has been effected without court approval.  A copy of all of the required affidavits under section 277(1) have been obtained and the affidavit obtained from each amalgamating company has been deposited in that company's records office.

C AMALGAMATION EFFECTIVE DATE – Choose one of the following:
[ X ]	The amalgamation is to take effect at the time that this application is filed with the registrar.
[ ]			YYYY/MM/DD
The amalgamation is to take effect at 12:01 a.m. Pacific Time on being a date that is not more than ten days after the date of the filing of this application.
[ ]				YYYY / MM / DD
The amalgamation is to take effect at ______ [ ] a.m. or [ ] p.m. Pacific Time on being a date and time that is not more than ten days after the date of the filing of this application.

 D

AMALGAMATING CORPORATIONS

Enter the name of each amalgamating corporation below.  For each company, enter the incorporation number.  If the amalgamating corporation is a foreign corporation, enter the foreign corporation's jurisdiction and if registered in BC as an extraprovincial company, enter the extraprovincial company's registration number.  Attach an additional sheet if more space is required.

NAME OF AMALGAMATING CORPORATION	BC INCORPORATION NUMBER, OR EXTRAPROVINCIAL REGISTRATION NUMBER IN BC	FOREIGN CORPORATION'S JURISDICTION
1. 0811381 B.C. Ltd.	BC0811381
2. Cusac Gold Mines Ltd.	BC0066957
3.
4.
5.

 E

FORMALITIES TO AMALGAMATION

If any amalgamating corporation is a foreign corporation, section 275(1)(b) requires an authorization for the amalgamation from the foreign corporation's jurisdiction to be filed.

[ ]	This is to confirm that each authorization for the amalgamation required under section 275(1)(b) is being submitted for filing concurrently with this application.
F CERTIFIED CORRECT – I have read this form and found it to be correct. This form must be signed by an authorized signing authority for each of the amalgamating companies as set out in Item D.
NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	DATE SIGNED YYYY / MM / DD
1. ◆
NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	DATE SIGNED YYYY / MM / DD
2. ◆
NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	DATE SIGNED YYYY / MM / DD
3.
NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	DATE SIGNED YYYY / MM / DD
4.
NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE AMALGAMATING CORPORATION	DATE SIGNED YYYY / MM / DD
5.

NOTICE OF ARTICLES
A NAME OF COMPANY Set out the name of the company as set out in Item A of the Amalgamation Application.
◆ B.C. Ltd.
B TRANSLATION OF COMPANY NAME Set out every translation of the company name that the company intends to use outside of Canada.

 C

DIRECTOR NAME(S) AND ADDRESS(ES)

Set out the full name, delivery address and mailing address (if different) of every director of the company.  The director may select to provide either (a) the delivery address and, if different, the mailing address for the office at which the individual can usually be served with records between 9:00 a.m. and 4 p.m. on business days or (b) the delivery address and, if different, the mailing address of the individual’s residence.  The delivery address must not be a post office box.  Attach an additional sheet if more space is required.

LAST NAME	FIRST NAME	MIDDLE NAME
◆
DELIVERY ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE

MAILING ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE

LAST NAME	FIRST NAME	MIDDLE NAME

DELIVERY ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE

MAILING ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE

LAST NAME	FIRST NAME	MIDDLE NAME

DELIVERY ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE

MAILING ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE

LAST NAME	FIRST NAME	MIDDLE NAME

DELIVERY ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE

MAILING ADDRESS	PROVINCE/STATE	COUNTRY	POSTAL CODE/ZIP CODE

D REGISTERED OFFICE ADDRESSES
DELIVERY ADDRESS OF THE COMPANY’S REGISTERED OFFICE	PROVINCE	POSTAL CODE
1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117	BC	V6E 4N7
MAILING ADDRESS OF THE COMPANY’S REGISTERED OFFICE	PROVINCE	POSTAL CODE
BC
E RECORDS OFFICE ADDRESSES
DELIVERY ADDRESS OF THE COMPANY’S RECORDS OFFICE	PROVINCE	POSTAL CODE
1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117	BC	V6E 4N7
MAILING ADDRESS OF THE COMPANY’S RECORDS OFFICE	PROVINCE	POSTAL CODE
1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117	BC	V6E 4N7
F AUTHORIZED SHARE STRUCTURE

Maximum number of shares of this class or series of shares that the company is authorized to issue, or indicate there is no maximum number.	Kind of shares of this class or series of shares.	Are there special rights or restrictions attached to the shares of this class or series of shares?
Identifying name of class or series of shares	THERE IS NO MAXIMUM (4)	MAXIMUM NUMBER OF SHARES AUTHORIZED	WITHOUT PAR VALUE (4)	WITH A PAR VALUE OF ($)	Type of currency	YES (4)	NO (4)
Common	X	X	X

Appendix B

Articles of the Corporation

[See Next Page]

BUSINESS CORPORATIONS ACT
(British Columbia )

ARTICLES

BUSINESS CORPORATIONS ACT
(British Columbia )

ARTICLES

ARTICLE 1

INTERPRETATION

Definitions

1.1

In these Articles, unless the context otherwise requires:

(a)

“board of directors”, “directors” and “board” mean the directors or sole director of the Company for the time being;

(b)

“Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(c)

“Interpretation Act” means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(d)

“legal personal representative” means the personal or other legal representative of the shareholder;

(e)

“registered address” of a shareholder means the shareholder’s address as recorded in the central securities register;

(f)

“seal” means the seal of the Company, if any;

(g)

“share” means a share in the capital of the Company; and

(h)

“special majority” means the majority of votes described in §11.2 which is required to pass a special resolution.

Act and Interpretation Act Definitions Applicable

1.2

The definitions in the Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and except as the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Act will prevail.  If there is a conflict or inconsistency between these Articles and the Act, the Act will prevail.

ARTICLE 2

SHARES AND SHARE CERTIFICATES

Authorized Share Structure

2.1

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

Form of Share Certificate

2.2

Each share certificate issued by the Company must comply with, and be signed as required by, the Act.

Shareholder Entitled to Certificate or Acknowledgment

2.3

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgment of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgement and delivery of a share certificate or an acknowledgement to one of several joint shareholders or to a duly authorized agent of one of the joint shareholders will be sufficient delivery to all.

Delivery by Mail

2.4

Any share certificate or non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

Replacement of Worn Out or Defaced Certificate or Acknowledgement

2.5

If a share certificate or a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate is worn out or defaced, the Company must, on production of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as are deemed fit:

(a)

cancel the share certificate or acknowledgment; and

(b)

issue a replacement share certificate or acknowledgment.

Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment

2.6

If a share certificate or a non-transferable written acknowledgment of a shareholder’s right to obtain a share certificate is lost, stolen or destroyed, the Company must issue a replacement share certificate or acknowledgment, as the case may be, to the person entitled to that share certificate or acknowledgment, if it receives:

(a)

proof satisfactory to it of the loss, theft or destruction; and

(b)

any indemnity the directors consider adequate.

Splitting Share Certificates

2.7

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

Certificate Fee

2.8

There must be paid to the Company, in relation to the issue of any share certificate under §2.5, §2.6 or §2.7, the amount, if any, not exceeding the amount prescribed under the Act, determined by the directors.

Recognition of Trusts

2.9

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as required by law or statute or these Articles or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

ARTICLE 3

ISSUE OF SHARES

Directors Authorized

3.1

Subject to the Act and the rights, if any, of the holders of issued shares of the Company, the Company may allot, issue, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the consideration (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

Commissions and Discounts

3.2

The Company may at any time pay a reasonable commission or allow a reasonable discount to any person in consideration of that person’s purchase or agreement to purchase shares of the Company from the Company or any other person’s procurement or agreement to procure purchasers for shares of the Company.

Brokerage

3.3

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

Share Purchase Warrants and Rights

3.4

Subject to the Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

ARTICLE 4

SHARE REGISTERS

Central Securities Register

4.1

As required by and subject to the Act, the Company must maintain in British Columbia a central securities register and may appoint an agent to maintain such register.  The directors may appoint one or more agents, including the agent appointed to keep the central securities register, as transfer agent for shares or any class or series of shares and the same or another agent as registrar for shares or such class or series of shares, as the case may be.  The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

ARTICLE 5

SHARE TRANSFERS

Registering Transfers

5.1

A transfer of a share must not be registered unless the Company or the transfer agent or registrar for the class or series of shares to be transferred has received:

(a)

except as exempted by the Act, a duly signed proper instrument of transfer in respect of the share;

(b)

if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate;

(c)

if a non-transferable written acknowledgment of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment; and

(d)

such other evidence, if any, as the Company or the transfer agent or registrar for the class or series of share to be transferred may require to prove the title of the transferor or the transferor’s right to transfer the share, the due signing of the instrument of transfer and the right of the transferee to have the transfer registered.

Form of Instrument of Transfer

5.2

The instrument of transfer in respect of any share must be either in the form, if any, on the back of the Company’s share certificates of that class or series or in some other form that may be approved by the directors.

Transferor Remains Shareholder

5.3

Except to the extent that the Act otherwise provides, the transferor of a share is deemed to remain the holder of it until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

Signing of Instrument of Transfer

5.4

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(a)

in the name of the person named as transferee in that instrument of transfer; or

(b)

if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

Enquiry as to Title Not Required

5.5

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares transferred, of any interest in such shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

Transfer Fee

5.6

There must be paid to the Company, in relation to the registration of a transfer, the amount, if any, determined by the directors.

ARTICLE 6

TRANSMISSION OF SHARES

Legal Personal Representative Recognized on Death

6.1

In case of the death of a shareholder, the legal personal representative of the shareholder, or in the case of shares registered in the shareholder’s name and the name of another person in joint tenancy, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative of a shareholder, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

Rights of Legal Personal Representative

6.2

The legal personal representative of a shareholder has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Act and the directors have been deposited with the Company.  This §6.2 does not apply in the case of the death of a shareholder with respect to the shares registered in the shareholder’s name and the name of another person in joint tenancy.

ARTICLE 7

PURCHASE OF SHARES

Company Authorized to Purchase Shares

7.1

Subject to §7.2, to the special rights and restrictions attached to the shares of any class or series and to the Act, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares at the price and upon the terms determined by the directors.

Purchase When Insolvent

7.2

The Company must not make a payment or provide any other consideration to purchase or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(a)

the Company is insolvent; or

(b)

making the payment or providing the consideration would render the Company insolvent.

Sale and Voting of Purchased Shares

7.3

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(a)

is not entitled to vote the share at a meeting of its shareholders;

(b)

must not pay a dividend in respect of the share; and

(c)

must not make any other distribution in respect of the share.

Company Entitled to Purchase or Redeem Share Fractions

7.4

The Company may, without prior notice to the holders, purchase or redeem for fair value any and all outstanding share fractions of any class or kind of shares in its authorized share structure as may exist at any time and from time to time. Upon the Company delivering the purchase funds and confirmation of purchase or redemption of the share fractions to the holders’ registered or last known address, or if the Company has a transfer agent then to such agent for the benefit of and forwarding to such holders, the Company shall thereupon amend its central securities register to reflect the purchase or redemption of such share fractions and if the company has a transfer agent, shall direct the transfer agent to amend the central securities register accordingly. Any holder of a share fraction, who upon receipt of the funds and confirmation of purchase or redemption of same, disputes the fair value paid for the fraction, shall have the right to apply to the court to request that it set the price and terms of payment and make consequential orders and give directions the court considers appropriate, as if the Company were the “acquiring person” as contemplated by Division 6, Compulsory Acquisitions, under the Act and the holder were an “offeree” subject to the provisions contained in such Division, mutatis mutandis.

ARTICLE 8

BORROWING POWERS

8.1

The Company, if authorized by the directors, may:

(a)

borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(b)

issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate;

(c)

guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(d)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

8.2

The powers conferred under this Article 8 shall be deemed to include the powers conferred on a company by Division VII of the Special Corporations Powers Act being chapter P – 16 of the Revised Statutes of Quebec, 1988, and every statutory provision that may be substituted therefor or for any provision therein.

ARTICLE 9

ALTERATIONS

Alteration of Authorized Share Structure

9.1

Subject to §9.2 and the Act, the Company may by ordinary resolution (or a resolution of the directors in the case of §9.1(c) or §9.1(f)):

(a)

create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)

subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)

if the Company is authorized to issue shares of a class of shares with par value:

(i)

decrease the par value of those shares; or

(ii)

if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)

change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f)

alter the identifying name of any of its shares; or

(g)

otherwise alter its shares or authorized share structure when required or permitted to do so by the Act where it does not specify by a special resolution;

and, if applicable, alter its Notice of Articles and, if applicable, its Articles accordingly.

Special Rights and Restrictions

9.2

Subject to the Act and in  particular those provisions of the Act relating to the rights of holders of outstanding shares to vote if their rights are prejudiced or interfered with, the Company may by ordinary resolution:

(a)

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(b)

vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued, and alter its Notice of Articles and Articles accordingly.

Change of Name

9.3

The Company may by resolution of the directors authorize an alteration of its Notice of Articles in order to change its name or adopt or change any translation of that name.

Other Alterations

9.4

If the Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by ordinary resolution alter these Articles.

ARTICLE 10

MEETINGS OF SHAREHOLDERS

Annual General Meetings

10.1

Unless an annual general meeting is deferred or waived in accordance with the Act, the Company must hold an annual general meeting at least once in each calendar year and not more than 15 months after its last annual reference date.

Resolution Instead of Annual General Meeting

10.2

If all the shareholders who are entitled to vote at an annual general meeting consent in writing by a unanimous resolution to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution.  The shareholders must, in any unanimous resolution passed under this §10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

Calling of Meetings of Shareholders

10.3

The directors may, at any time, call a meeting of shareholders.

Notice for Meetings of Shareholders

10.4

The Company must send notice of the date, time and location of any meeting of shareholders (including, without limitation, any notice specifying the intention to propose a resolution as an exceptional resolution, a special resolution or a special separate resolution, and any notice to consider approving an amalgamation into a foreign jurisdiction, an arrangement or the adoption of an amalgamation agreement, and any notice of a general meeting, class meeting or series meeting), in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a)

if the Company is a public company, 21 days;

(b)

otherwise, 10 days.

Record Date for Notice

10.5

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders.  The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a)

if the Company is a public company, 21 days;

(b)

otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Record Date for Voting

10.6

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Act, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Failure to Give Notice and Waiver of Notice

10.7

The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive that entitlement or may agree to reduce the period of that notice.  Attendance of a person at a meeting of shareholders is a waiver of entitlement to notice of the meeting unless that person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

Notice of Special Business at Meetings of Shareholders

10.8

If a meeting of shareholders is to consider special business within the meaning of §11.1, the notice of meeting must:

(a)

state the general nature of the special business; and

(b)

if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i)

at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(ii)

during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

Place of Meetings

10.9

In addition to any location in British Columbia, any general meeting may be held in any location outside British Columbia approved by a resolution of the directors.

ARTICLE 11

PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

Special Business

11.1

At a meeting of shareholders, the following business is special business:

(a)

at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b)

at an annual general meeting, all business is special business except for the following:

(i)

business relating to the conduct of or voting at the meeting;

(ii)

consideration of any financial statements of the Company presented to the meeting;

(iii)

consideration of any reports of the directors or auditor;

(iv)

the setting or changing of the number of directors;

(v)

the election or appointment of directors;

(vi)

the appointment of an auditor;

(vii)

the setting of the remuneration of an auditor;

(viii)

business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(ix)

any other business which, under these Articles or the Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

Special Majority

11.2

The majority of votes required to pass a special resolution at a general meeting of shareholders is two-thirds of the votes cast on the resolution.

Quorum

11.3

Subject to the special rights and restrictions attached to the shares of any class or series of shares, and to §11.4, the quorum for the transaction of business at a meeting of shareholders is at least one person who is, or who represents by proxy, one or more shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

One Shareholder May Constitute Quorum

11.4

If there is only one shareholder entitled to vote at a meeting of shareholders:

(a)

the quorum is one person who is, or who represents by proxy, that shareholder, and

(b)

that shareholder, present in person or by proxy, may constitute the meeting.

Persons Entitled to Attend Meeting

11.5

In addition to those persons who are entitled to vote at a meeting of shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company, any persons invited to be present at the meeting by the directors or by the chair of the meeting and any persons entitled or required under the Act or these Articles to be present at the meeting; but if any of those persons does attend the meeting, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

Requirement of Quorum

11.6

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

Lack of Quorum

11.7

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(a)

in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(b)

in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

Lack of Quorum at Succeeding Meeting

11.8

If, at the meeting to which the meeting referred to in §11.7(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, two or more shareholders entitled to attend and vote at the meeting shall be deemed to constitute a quorum.

Chair

11.9

The following individual is entitled to preside as chair at a meeting of shareholders:

(a)

the chair of the board, if any; or

(b)

if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

Selection of Alternate Chair

11.10

If, at any meeting of shareholders, there is no chair of the board or president present within 15 minutes after the time set for holding the meeting, or if the chair of the board and the president are unwilling to act as chair of the meeting, or if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting, the directors present may choose either one of their number or the solicitor of the Company to be chair of the meeting.  If all of the directors present decline to take the chair or fail to so choose or if no director is present or the solicitor of the Company declines to take the chair, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

Adjournments

11.11

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

Notice of Adjourned Meeting

11.12

It is not necessary to give any notice of an adjourned meeting of shareholders or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

Decisions by Show of Hands or Poll

11.13

Subject to the Act, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by any shareholder entitled to vote who is present in person or by proxy.

Declaration of Result

11.14

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting.  A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under §11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Motion Need Not be Seconded

11.15

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

Casting Vote

11.16

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

Manner of Taking Poll

11.17

Subject to §11.18, if a poll is duly demanded at a meeting of shareholders:

(a)

the poll must be taken:

(i)

at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(ii)

in the manner, at the time and at the place that the chair of the meeting directs;

(b)

the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(c)

the demand for the poll may be withdrawn by the person who demanded it.

Demand for Poll on Adjournment

11.18

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

Chair Must Resolve Dispute

11.19

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

Casting of Votes

11.20

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

No Demand for Poll on Election of Chair

11.21

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

Demand for Poll Not to Prevent Continuance of Meeting

11.22

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

Retention of Ballots and Proxies

11.23

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

ARTICLE 12

VOTES OF SHAREHOLDERS

Number of Votes by Shareholder or by Shares

12.1

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under §12.3:

(a)

on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

(b)

on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

Votes of Persons in Representative Capacity

12.2

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

Votes by Joint Holders

12.3

If there are joint shareholders registered in respect of any share:

(a)

any one of the joint shareholders may vote at any meeting of shareholders, personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(b)

if more than one of the joint shareholders is present at any meeting of shareholders, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

Legal Personal Representatives as Joint Shareholders

12.4

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of §12.3, deemed to be joint shareholders registered in respect of that share.

Representative of a Corporate Shareholder

12.5

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(a)

for that purpose, the instrument appointing a representative must be received:

(i)

at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

(ii)

at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting;

(b)

if a representative is appointed under this §12.5:

(i)

the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(ii)

the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

Proxy Provisions Do Not Apply to All Companies

12.6

If and for so long as the Company is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply, then §12.7 to §12.15 are not mandatory, however the directors of the Company are authorized to apply all or part of such sections or to adopt alternative procedures for proxy form, deposit and revocation procedures to the extent that the directors deem necessary in order to comply with securities laws applicable to the Company.

Appointment of Proxy Holders

12.7

Every shareholder of the Company entitled to vote at a meeting of shareholders may, by proxy, appoint one or more (but not more than two) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

Alternate Proxy Holders

12.8

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

Proxy Holder Need Not Be Shareholder

12.9

A proxy holder need not be a shareholder of the Company.

Deposit of Proxy

12.10

A proxy for a meeting of shareholders must:

(a)

be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting or any adjourned meeting; or

(b)

unless the notice provides otherwise, be received, at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting or by a person designated by the chair of the meeting or adjourned meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages, including through Internet voting or by email if permitted by the notice calling the meeting or the information circular for the meeting.

Validity of Proxy Vote

12.11

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(a)

at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(b)

at the meeting or any adjourned meeting by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

Form of Proxy

12.12

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

[name of company]

(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the undersigned): _____________________

Signed [month, day, year]

[Signature of shareholder]

[Name of shareholder—printed]

Revocation of Proxy

12.13

Subject to §12.14, every proxy may be revoked by an instrument in writing that is received:

(a)

received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(b)

at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

Revocation of Proxy Must Be Signed

12.14

An instrument referred to in §12.13 must be signed as follows:

(a)

if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(b)

if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under §12.5.

Production of Evidence of Authority to Vote

12.15

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

ARTICLE 13

DIRECTORS

First Directors; Number of Directors

13.1

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Act. The number of directors, excluding additional directors appointed under §14.8, is set at:

(a)

subject to §(b) and §(c), the number of directors that is equal to the number of the Company’s first directors;

(b)

if the Company is a public company, the greater of three and the most recently set of:

(i)

the number of directors set by a resolution of the directors (whether or not previous notice of the resolution was given); and

(ii)

the number of directors in office pursuant to §14.4;

(c)

if the Company is not a public company, the most recently set of:

(i)

the number of directors set by a resolution of the directors (whether or not previous notice of the resolution was given); and

(ii)

the number of directors in office pursuant to §14.4.

Change in Number of Directors

13.2

If the number of directors is set under §13.1(b)(i) or §13.1(c)(i):

(a)

the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number; or

(b)

if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number then the directors, subject to §14.8, may appoint directors to fill those vacancies.

Directors’ Acts Valid Despite Vacancy

13.3

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

Qualifications of Directors

13.4

A director is not required to hold a share as qualification for his or her office but must be qualified as required by the Act to become, act or continue to act as a director.

Remuneration of Directors

13.5

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders.

Reimbursement of Expenses of Directors

13.6

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

Special Remuneration for Directors

13.7

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, he or she may be paid remuneration fixed by the directors, or at the option of the directors, fixed by ordinary resolution, and such remuneration will be in addition to any other remuneration that he or she may be entitled to receive.

Gratuity, Pension or Allowance on Retirement of Director

13.8

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

ARTICLE 14

ELECTION AND REMOVAL OF DIRECTORS

Election at Annual General Meeting

14.1

At every annual general meeting and in every unanimous resolution contemplated by §10.2:

(a)

the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(b)

all the directors cease to hold office immediately before the election or appointment of directors under §(a), but are eligible for re-election or re-appointment.

Consent to be a Director

14.2

No election, appointment or designation of an individual as a director is valid unless:

(a)

that individual consents to be a director in the manner provided for in the Act;

(b)

that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(c)

with respect to first directors, the designation is otherwise valid under the Act.

Failure to Elect or Appoint Directors

14.3

If:

(a)

the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by §10.2, on or before the date by which the annual general meeting is required to be held under the Act; or

(b)

the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by §10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(c)

when his or her successor is elected or appointed; and

(d)

when he or she otherwise ceases to hold office under the Act or these Articles.

Places of Retiring Directors Not Filled

14.4

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles but their term of office shall expire when new directors are elected at a meeting of shareholders convened for that purpose.  If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

Directors May Fill Casual Vacancies

14.5

Any casual vacancy occurring in the board of directors may be filled by the directors.

Remaining Directors Power to Act

14.6

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of calling a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Act, for any other purpose.

Shareholders May Fill Vacancies

14.7

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

Additional Directors

14.8

Notwithstanding §13.1 and §13.2, between annual general meetings or unanimous resolutions contemplated by §10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this §14.8 must not at any time exceed:

(a)

one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b)

in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this §14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under §14.1(a), but is eligible for re-election or re-appointment.

Ceasing to be a Director

14.9

A director ceases to be a director when:

(a)

the term of office of the director expires;

(b)

the director dies;

(c)

the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d)

the director is removed from office pursuant to §14.10 or §14.11.

Removal of Director by Shareholders

14.10

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy.  If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

Removal of Director by Directors

14.11

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

ARTICLE 15

ALTERNATE DIRECTORS

Appointment of Alternate Director

15.1

Any director (an “appointor”) may by notice in writing received by the Company appoint any person (an “appointee”) who is qualified to act as a director to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company.

Notice of Meetings

15.2

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at  any such meetings at which his or her appointor is not present.

Alternate for More than One Director Attending Meetings

15.3

A person may be appointed as an alternate director by more than one director, and an alternate director:

(a)

will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(b)

has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(c)

will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a directors, once more in that capacity; and

(d)

has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

Consent Resolutions

15.4

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

Alternate Director an Agent

15.5

Every alternate director is deemed to be the agent of his or her appointor.

Revocation or Amendment of Appointment of Alternate Director

15.6

An appointor may at any time, by notice in writing received by the Company, revoke or amend the terms of the appointment of an alternate director appointed by him or her.

Ceasing to be an Alternate Director

15.7

The appointment of an alternate director ceases when:

(a)

his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(b)

the alternate director dies;

(c)

the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(d)

the alternate director ceases to be qualified to act as a director; or

(e)

the term of his appointment expires, or his or her appointor revokes the appointment of the alternate directors.

Remuneration and Expenses of Alternate Director

15.8

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

ARTICLE 16

POWERS AND DUTIES OF DIRECTORS

Powers of Management

16.1

The directors must, subject to the Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Act or by these Articles, required to be exercised by the shareholders of the Company.  Notwithstanding the generality of the foregoing, the directors may set the remuneration of the auditor of the Company.

Appointment of Attorney of Company

16.2

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit.  Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit.  Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

ARTICLE 17

INTERESTS OF DIRECTORS AND OFFICERS

Obligation to Account for Profits

17.1

A director or senior officer who holds a disclosable interest (as that term is used in the Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Act.

Restrictions on Voting by Reason of Interest

17.2

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

Interested Director Counted in Quorum

17.3

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

Disclosure of Conflict of Interest or Property

17.4

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Act.

Director Holding Other Office in the Company

17.5

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

No Disqualification

17.6

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

Professional Services by Director or Officer

17.7

Subject to the Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

Director or Officer in Other Corporations

17.8

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

ARTICLE 18

PROCEEDINGS OF DIRECTORS

Meetings of Directors

18.1

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

Voting at Meetings

18.2

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting has a second or casting vote.

Chair of Meetings

18.3

The following individual is entitled to preside as chair at a meeting of directors:

(a)

the chair of the board, if any;

(b)

in the absence of the chair of the board, the president, if any, if the president is a director; or

(c)

any other director chosen by the directors if:

(i)

neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(ii)

neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(iii)

the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

Meetings by Telephone or Other Communications Medium

18.4

A director may participate in a meeting of the directors or of any committee of the directors:

(a)

in person;

(b)

by telephone; or

(c)

with the consent of all the directors who wish to participate in the meeting by other communications medium.

If all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director who participates in a meeting in a manner contemplated by this §18.4 is deemed for all purposes of the Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

Calling of Meetings

18.5

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

Notice of Meetings

18.6

Other than for meetings held at regular intervals as determined by the directors pursuant to §18.1, 48 hours’ notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in §24.1 or orally or by telephone.

When Notice Not Required

18.7

It is not necessary to give notice of a meeting of the directors to a director if:

(a)

the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(b)

the director has waived notice of the meeting.

Meeting Valid Despite Failure to Give Notice

18.8

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director, does not invalidate any proceedings at that meeting.

Waiver of Notice of Meetings

18.9

Any director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director.  Attendance of a director or alternate director at a meeting of the directors is a waiver of notice of the meeting unless that director or alternate director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

Quorum

18.10

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be a majority of the directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

Validity of Acts Where Appointment Defective

18.11

Subject to the Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

Consent Resolutions in Writing

18.12

A resolution of the directors or of any committee of the directors may be passed without a meeting:

(a)

in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(b)

in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who have not made such a disclosure consents in writing to the resolution.

18.13

A consent in writing under this Article may be by signed document, fax, email or any other method of transmitting legibly recorded messages.  A consent in writing may be in two or more counterparts which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this §18.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Act and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

ARTICLE 19

EXECUTIVE AND OTHER COMMITTEES

Appointment and Powers of Executive Committee

19.1

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:

(a)

the power to fill vacancies in the board of directors;

(b)

the power to remove a director;

(c)

the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)

such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.

Appointment and Powers of Other Committees

19.2

The directors may, by resolution:

(a)

appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(b)

delegate to a committee appointed under §(a) any of the directors’ powers, except:

(i)

the power to fill vacancies in the board of directors;

(ii)

the power to remove a director;

(iii)

the power to change the membership of, or fill vacancies in, any committee of the directors; and

(iv)

the power to appoint or remove officers appointed by the directors; and

(c)

make any delegation referred to in §(b) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

Obligations of Committees

19.3

Any committee appointed under §19.1 or §19.2, in the exercise of the powers delegated to it, must:

(a)

conform to any rules that may from time to time be imposed on it by the directors; and

(b)

report every act or thing done in exercise of those powers at such times as the directors may require.

Powers of Board

19.4

The directors may, at any time, with respect to a committee appointed under §19.1 or §19.2:

(a)

revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(b)

terminate the appointment of, or change the membership of, the committee; and

(c)

fill vacancies in the committee.

Committee Meetings

19.5

Subject to §19.3(a) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under §19.1 or §19.2:

(a)

the committee may meet and adjourn as it thinks proper;

(b)

the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(c)

a majority of the members of the committee constitutes a quorum of the committee; and

(d)

questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

ARTICLE 20

OFFICERS

Directors May Appoint Officers

20.1

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

Functions, Duties and Powers of Officers

20.2

The directors may, for each officer:

(a)

determine the functions and duties of the officer;

(b)

entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(c)

revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

Qualifications

20.3

No person may be appointed as an officer unless that person is qualified in accordance with the Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as a managing director must be a director. Any other officer need not be a director.

Remuneration and Terms of Appointment

20.4

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

ARTICLE 21

INDEMNIFICATION

Definitions

21.1

In this Article 21:

(a)

“eligible party” means an individual who:

(i)

is or was a director or officer of the Company;

(ii)

is or was a director or officer of another corporation

(A)

at a time when the corporation is or was an affiliate of the Company, or

(B)

at the request of the Company; or

(iii)

at the request of the Company, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity;

(b)

“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(c)

“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director or former director of the Company or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director of the Company:

(i)

is or may be joined as a party; or

(ii)

is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

and shall include any other proceeding or action contemplated by the Act; and

(d)

“expenses” has the meaning set out in the Act and includes costs, charges and expenses, including legal and other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding.

Mandatory Indemnification of Eligible Parties

21.2

Subject to the Act, the Company must indemnify a director or former director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director or officer is deemed to have contracted with the Company on the terms of the indemnity contained in this §21.2.

Indemnification of Other Persons

21.3

Subject to any restrictions in the Act, the Company may agree to indemnify and may indemnify any person (including an eligible party) against eligible penalties and pay expenses incurred in connection with the performance of services by that person for the Company.

Authority to Advance Expenses

21.4

The Company may advance expenses to an eligible party to the extent permitted by and in accordance with the Act.

Non-Compliance with Act

21.5

Subject to the Act, the failure of a director or officer of the Company to comply with the Act or these Articles or, if applicable, any former Companies Act or former Articles does not, of itself, invalidate any indemnity to which he or she is entitled under this Article.

Company May Purchase Insurance

21.6

The Company may purchase and maintain insurance for the benefit of any eligible party person (or his or her heirs or legal personal representatives) against any liability incurred by him or her as such director, officer or person who holds or held such equivalent position.

ARTICLE 22

DIVIDENDS

Payment of Dividends Subject to Special Rights

22.1

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

Declaration of Dividends

22.2

Subject to the Act, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

No Notice Required

22.3

The directors need not give notice to any shareholder of any declaration under §22.2.

Record Date

22.4

The directors must set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months.

Manner of Paying Dividend

22.5

A resolution declaring a dividend may direct payment of the dividend wholly or partly in money or by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company or any other corporation, or in any one or more of those ways.

Settlement of Difficulties

22.6

If any difficulty arises in regard to a distribution under §22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(a)

set the value for distribution of specific assets;

(b)

determine that money in substitution for all or any part of the specific assets to which any shareholders are entitled may be paid to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(c)

vest any such specific assets in trustees for the persons entitled to the dividend.

When Dividend Payable

22.7

Any dividend may be made payable on such date as is fixed by the directors.

Dividends to be Paid in Accordance with Number of Shares

22.8

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

Receipt by Joint Shareholders

22.9

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

Dividend Bears No Interest

22.10

No dividend bears interest against the Company.

Fractional Dividends

22.11

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

Payment of Dividends

22.12

Any dividend or other distribution payable in money in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the registered address of the shareholder, or in the case of joint shareholders, to the registered address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

Capitalization of Retained Earnings or Surplus

22.13

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any retained earnings or surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the retained earnings or surplus so capitalized or any part thereof.

ARTICLE 23

ACCOUNTING RECORDS AND AUDITORS

Recording of Financial Affairs

23.1

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Act.

Inspection of Accounting Records

23.2

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

Remuneration of Auditor

23.3

The directors may set the remuneration of the auditor of the Company.

ARTICLE 24

NOTICES

Method of Giving Notice

24.1

Unless the Act or these Articles provide otherwise, a notice, statement, report or other record required or permitted by the Act or these Articles to be sent by or to a person may be sent by:

(a)

mail addressed to the person at the applicable address for that person as follows:

(i)

for a record mailed to a shareholder, the shareholder’s registered address;

(ii)

for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(iii)

in any other case, the mailing address of the intended recipient;

(b)

delivery at the applicable address for that person as follows, addressed to the person:

(i)

for a record delivered to a shareholder, the shareholder’s registered address;

(ii)

for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(iii)

in any other case, the delivery address of the intended recipient;

(c)

sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d)

sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(e)

physical delivery to the intended recipient.

Deemed Receipt of Mailing

24.2

A notice, statement, report or other record that is:

(a)

mailed to a person by ordinary mail to the applicable address for that person referred to in §24.1 i is deemed to be received by the person to whom it was mailed on the day (Saturdays, Sundays and holidays excepted) following the date of mailing;

(b)

faxed to a person to the fax number provided by that person referred to in §24.1 is deemed to be received by the person to whom it was faxed on the day it was faxed; and

(c)

emailed to a person to the e-mail address provided by that person referred to in §24.1 is deemed to be received by the person to whom it was e-mailed on the day that it was emailed.

Certificate of Sending

24.3

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that capacity on behalf of the Company stating that a notice, statement, report or other record was sent in accordance with §24.1is conclusive evidence of that fact.

Notice to Joint Shareholders

24.4

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing such record to the joint shareholder first named in the central securities register in respect of the share.

Notice to Legal Personal Representatives and Trustees

24.5

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a)

mailing the record, addressed to them:

(i)

by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(ii)

at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b)

if an address referred to in §(a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

Undelivered Notices

24.6

If on two consecutive occasions, a notice, statement, report or other record is sent to a shareholder pursuant to §24.1 and on each of those occasions any such record is returned because the shareholder cannot be located , the Company shall not be required to send any further records to the shareholder until the shareholder informs the Company in writing of his or her new address.

ARTICLE 25

SEAL

Who May Attest Seal

25.1

Except as provided in §25.2 and §25.3, the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(a)

any two directors;

(b)

any officer, together with any director;

(c)

if the Company only has one director, that director; or

(d)

any one or more directors or officers or persons as may be determined by the directors.

Sealing Copies

25.2

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite §25.1, the impression of the seal may be attested by the signature of any director or officer or the signature of any other person as may be determined by the directors.

Mechanical Reproduction of Seal

25.3

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time.  To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and such persons as are authorized under §25.1 to attest the Company’s seal may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.